BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

SECONDARY OFFERING OF SHARES OF REDECARD S.A. - PRELIMINARY PROSPECTUS

1.

Banco Itaucard S.A., a company controlled by Banco Itaú Holding Financeira S.A. (“ITAÚ”), jointly with the remaining controllers of Redecard S.A. (“Redecard”), has today filed with the Brazilian Securities and Exchange Commission a Preliminary Prospectus for the Secondary Public Offering of Common Shares Issued by Redecard.

2.

In its capacity as one of the controlling shareholders of Redecard, ITAÚ hereby notifies the market that the eventual sale of part of the shares it holds will only be conducted under suitable conditions of price, always taking into account the limits, terms and conditions established pursuant to the Redecard Stockholders Agreement and the said Offering.

3.	The decision shall be consistent with ITAÚ’s strategies and with the view of sustainability of the organization, creating additional stockholder value.

São Paulo, January 15, 2008.

ALFREDO EGYDIO SETUBAL Investor Relations Officer